ÉCLAT HOLDINGS, LLC

AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

TOGETHER WITH INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2011 and 2010

SWINK, FIEHLER

& COMPANY, P.C.

Certified Public Accountants & Consultants

Independent Auditor’s Report

To the Members of

Éclat Holdings, LLC and Subsidiary

St. Louis, Missouri

We have audited the accompanying consolidated balance sheets of Éclat Holdings, LLC and Subsidiary (a Delaware Limited Liability Corporation in the development stage, “The Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, members’ capital, and cash flows for the year ended December 31, 2011 and for the period from November 1, 2010 (date of inception) to December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Éclat Holdings, LLC and Subsidiary as of December 31, 2011 and the results of their operations and their cash flows for the year then ended and for the period from November 1, 2010 (date of inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States.

/s/ Swink, Fiehler & Company P.C.

March 19, 2012

St. Louis, Missouri

Éclat Holdings, LLC and Subsidiary

(A Develpment Stage Company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

	2011	2010
Assets
Current assets
Cash and cash equivalents	$4,104,329	$1,712,309
Accounts receivable, net	184,114	-
Inventories, net	52,286	-
Prepaid expenses	341,342	24,693
Other current assets	3,367	-

Total current assets	4,685,438	1,737,002

Property and equipment, net	59,862	52,268
Intangible assets, net	3,621,429	-
Other assets	5,426	12,926
Total assets	$8,372,155	$1,802,196

Liabilities and members' capital
Current liabilities
Accounts payable	$204,472	$18,415
Accrued liabilities	111,017	27,722
Other current liabilities	750,000	-

Total current liabilities	1,065,489	46,137

Long-term debt	6,000,000	-
Other long-term liabilities	2,106,554	1,130
Total liabilities	9,172,043	47,267

Members' capital
Members' contributions	3,000,000	2,000,000
Retained deficit	(245,071)	-
Net loss	(3,554,817)	(245,071)
Total members' capital	(799,888)	1,754,929

Total liabilities and members' capital	$8,372,155	$1,802,196

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Éclat Holdings, LLC and Subsidiary

(A Develpment Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011 AND THE PERIOD FROM

NOVEMBER 1, 2011 (DATE OF INCEPTION) TO DECEMBER 31, 2011

	Year Ended December 31, 2011	November 1, 2010 (Inception) through December 31, 2011

Revenues
Net revenues	$608,777	$608,777
Cost of sales	303,697	303,697
Gross profit	305,080	305,080

Operating expenses
Research and development	1,486,756	1,561,756
Selling and marketing	622,006	651,045
General and administrative	1,403,983	1,545,015

Total operating expenses	3,512,745	3,757,816

Operating loss	(3,207,665)	(3,452,736)

Other (income) expense
Interest expense	348,264	348,264
Interest income	(1,112)	(1,112)

Net loss	$(3,554,817)	$(3,799,888)

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Éclat Holdings, LLC and Subsidiary

(A Develpment Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011 AND THE PERIOD FROM

NOVEMBER 1, 2011 (DATE OF INCEPTION) TO DECEMBER 31, 2011

	Year Ended December 31, 2011	November 1, 2010 (inception) through December 31, 2011
Operating activities
Net loss	$(3,554,817)	$(3,799,888)
Adjustments to reconcile net loss to net
cash provided by operating activities
Depreciation and amortization	291,751	292,637
Loss on inventory	4,875	4,875

Changes in operating assets and liabilities:
Accounts receivable	(184,114)	(184,114)
Inventories	(57,161)	(57,161)
Prepaid expenses	(316,649)	(341,342)
Other assets	4,133	(8,793)
Accounts payable	186,057	204,472
Accrued liabilities	83,295	111,017
Other liabilities	5,424	6,554

Net cash used in operating activities	(3,537,206)	(3,771,743)

Investing activities
Purchase of property and equipment	(20,774)	(73,928)
Intangible asset acquisition	(1,050,000)	(1,050,000)

Net cash used in investing activities	(1,070,774)	(1,123,928)

Financing activities
Contributed capital	1,000,000	3,000,000
Proceeds from debt borrowing	6,000,000	6,000,000

Net cash provided by financing activities	7,000,000	9,000,000
Increase in cash and cash equivalents	2,392,020	4,104,329

Cash and cash equivalents at beginning of period	1,712,309	-

Cash and cash equivalents at end of period	$4,104,329	$4,104,329

Supplemental cash flow information
Cash paid during the period for interest	$348,264	$348,264
Cash paid during the period for taxes	$-	$-
Non-cash investing activities	$2,850,000	$2,850,000

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Éclat Holdings, LLC and Subsidiary

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE PERIOD FROM NOVEMBER 1, 2011 (DATE OF INCEPTION) TO DECEMBER 31, 2011

	Deerfield Private Design International II, LP		Deerfield Private Design Fund II, LP		Michael S. Anderson		Total Members' Capital

	Units	Amount	Units	Amount	Units	Amount
Contributed capital, issued 41.52 capital units, 38.48 capital units and 20 series A profits units, respectively	41.52	$1,038,000	38.48	$962,000	20.00	-	$2,000,000

Net loss for the period from November 1, 2011 (inception) to December 31, 2010	-	(127,192)	-	(117,879)	-	-	(245,071)

Balance at December 31, 2010	41.52	910,808	38.48	844,121	20.00	-	1,754,929

Additional contributed capital	-	519,000	-	481,000	-	-	1,000,000
Net loss for the year ended December 31, 2011	-	(1,844,950)	-	(1,709,867)	-		(3,554,817)

Balance at December 31, 2011	41.52	$(415,142)	38.48	$(384,746)	20.00	$-	$(799,888)

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Éclat Holdings, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

1.	ORGANIZATION

Description of Business

Through its subsidiary, Éclat Holdings, LLC (“Holdings”), a St. Louis, Missouri-based specialty pharmaceutical company, is focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. Holdings and its subsidiary (collectively the “Company”) were established to successfully develop creative and cost-effective ways to deliver pharmaceutical therapy to patients. Whether improving the convenience of drug delivery or improving upon difficult side effect profiles, the Company’s approach is to find solutions to health problems with existing therapies.

The Company has singled out several product opportunities and initiated the development of a number of them. The Company has identified expertise in the regulatory process, the development process and the manufacturing and distribution arenas that it can leverage to bring products to the market. Its intent is to utilize its own sales and marketing expertise to introduce products into the market.

Holdings was formed under the laws of Delaware in 2010. The initial members of Holdings are Deerfield Private Design Fund II, L.P. and Deerfield Private Design Fund International, II, L.P. (together “Deerfield”) and Michael S. Anderson (“Anderson”). Deerfield holds 80 capital units, and Anderson holds 20 profit units, representing membership interests in Holdings.

Éclat Pharmaceuticals, LLC (“Éclat”) was formed under the laws of Delaware in 2010. The sole member of Éclat is Holdings, represented by membership interests of 10,000 units. Talec Pharma, LLC (“Talec”) was formed under the laws of Delaware in 2011 and is solely owned by Éclat, represented by membership interests of 10,000 units. Éclat and Talec are, collectively, the “subsidiary” of Holdings.

Development Stage

From inception on November 1, 2010, through December 31, 2011, the Company was in the development stage. During 2011, the Company commenced principal operations initiating the process for regulatory approval and developing products to market; however, the Company had not derived substantial revenues from sales of its branded or generic products during 2011 and continues to incur significant costs to develop additional product offerings and generate substantial revenues to cover its operating costs. The accompanying financial statements are intended to present the financial position of the Company at December 31, 2011 and its operations from inception (November 1, 2010) to December 31, 2011.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the management of Éclat, who are responsible for their integrity and objectivity.

Principles of Consolidation

The consolidated 2011 and 2010 financial statements include the financial statements of Holdings and its wholly owned subsidiary. All significant intercompany transactions and account balances between these entities have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash in banks, commercial paper and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Sales revenue is generally realized or realizable and earned, and thus, recognized, when the product is shipped to the customer and the title has transferred. Concurrent with the recognition of revenue, the Company records estimated provisions for product returns, payment discounts, chargebacks, and other sales allowances.

Cash discounts- Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period. The provision for cash discounts is estimated based upon invoice billings.

Chargebacks- A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid to the Company by our wholesaler customer and the negotiated contract price that the wholesaler’s customer pays for that product. Provisions for estimated chargebacks are calculated primarily using actual wholesaler sales data.

Rebates/Coupons- The Company may offer promotional programs periodically, such as issuing coupons offering discounts on a product. The cost of these incentives is calculated using estimated utilization and redemption rates.

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Sales returns- The Company has agreed to terms with its customers to allow them to return product that is within a certain period of the expiration date. Upon recognition of revenue from product sales to customers, the Company provides for an estimate of product to be returned.

Medicaid rebates- Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid, must pay rebates to state Medicaid programs for all units of its pharmaceuticals that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program. The provision for Medicaid rebates is based upon estimated Medicaid redemption rates.

Other allowances- Other allowances include actual customer credits resulting from the receipt of damaged or shorted product and the offering of initial stocking discounts.

The provisions discussed above are presented in the consolidated financial statements as reductions to gross revenues and a decrease to accounts receivable or an increase to accrued liabilities. Provisions totaled $92,465 for the fiscal year ended December 31, 2011. The reserve balances related to the provisions are included in “accounts receivable, net” or “accrued liabilities” in the accompanying consolidated balance sheets.

The Company also records royalty and customer service fees in cost of sales and such costs are presented as increases to accrued liabilities and decreases to accounts receivable, respectively. Royalty fees are based on terms in promotional and manufacturing contracts, and customer service fees are based on terms set forth in agreements with our wholesalers. Royalty and customer service fees totaled $101,562 and $39,809, respectively, in the year ended December 31, 2011.

Shipping and Handling Costs

The Company records shipping and handling costs in cost of sales. These expenses totaled $6,810 for the fiscal year ended December 31, 2011. The Company does not derive revenue from shipping.

Research and Development

Research and development costs are expensed in the period incurred. Advance payments for services that will be rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the related services are performed.

Inventories

Inventories consisting primarily of finished goods held for distribution are stated at the lower of cost (first-in, first-out method) or market. Reserves for obsolete, excess or slow moving inventory are established by management based on inventory levels, forecasted demand and market conditions.

Property and Equipment

Property and equipment are stated at cost and are depreciated, using the straight-line method, over the estimated useful lives of the assets. Facility rentals are expensed as incurred in accordance with the payment terms of the lease. Depreciation and lease expense is charged to general and administrative expenses.

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Intangible Assets

Intangible assets consist of the product rights, license agreements and trademarks resulting from product acquisitions. Intangible assets that are acquired are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over their estimated useful lives.

The Company’s intangible assets as of December 31, 2011 consist of a license and assignment of the exclusive right to use trademark and non-trademark assets and are amortized on a straight-line basis over an estimated useful life of 7 years. Amortization expense is charged to general and administrative expenses.

Impairment of Long-Lived Assets

The Company tests long-lived assets, including definite life intangible assets, for impairment, whenever events or circumstances present an indication of impairment. Recoverability of long-lived assets held is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at their estimated fair value less costs to sell or dispose.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, “Accounting for Uncertainty in Income Taxes (formerly FASB Interpretation 48 (“FIN 48”) – an Interpretation of FASB Statement No. 109”), which was issued in July 2006. FASB ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Income tax positions must meet a more likely-than-not recognition threshold to be recognized.

Advertising Costs

Advertising costs, including tele-detailing and direct mail costs, are expensed as incurred and included in selling and marketing expense. Advertising expense also includes the cost of product sampling. Total expense relating to advertising costs was approximately $180,010 and $182,719 for the year ended December 31, 2011 and the period from November 1, 2010 (inception) to December 31, 2011, respectively.

Subsequent Events

The Company has evaluated subsequent events through March 19, 2012, the date the financial statements were available to be issued.

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3.	INVENTORIES

The components of inventories at December 31, 2011 are as follows:

Finished goods
Manufactured product	$109,316
Product samples	17,415
Labeling and packaging	6,180
Reserve for excess inventory	(80,625)
$52,286

The Company wrote-off excess inventory in the amount of $4,875 of short-dated product as of December 31, 2011. The Company also reserved an additional $80,625 of manufactured product as a result of future short-dated product expiring in May and August of 2013. Inventory write-offs and reserves are charged to cost of sales.

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2011 and December 31, 2010:

	2011	2010
Furniture and equipment	$73,928	$53,154
Less accumulated depreciation	(14,066)	(886)
	$59,862	$52,268

Depreciation expense was $13,180 in 2011 and $14,066 for the period from November 1, 2010 (inception) to December 31, 2011.

5.	INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2011:

License and assignment of trademark and non-trademark assets	$3,900,000
Less accumulated amortization	(278,571)
$3,621,429

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or circumstances present an indication of impairment. As a result of a competitor’s introduction of a generic to the Company’s branded product in 2011, the Company tested its intangible asset for impairment by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset.

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Undiscounted net cash flows were estimated assuming that the Company would achieve a percentage of the existing hydrocodone/acetaminophen market share when the new regulation governing the use of acetaminophen takes effect by early 2014. On January 14, 2011, the FDA published new regulations governing the use of acetaminophen in a prescription analgesic. In order to alleviate the potential for liver damage, the agency has declared that, by January 14, 2014, no prescription product can contain over 325mg in a tablet or capsule. Management has determined that its branded product already meets the new regulation, while 95% of the market does not and will have to either withdraw or reformulate.

Based on weighting future undiscounted net cash flows expected to be generated under different scenarios, it was determined that such cash flows exceed the carrying amount of the asset; thus no impairment was recognized at December 31, 2011 or 2010.

6.	OTHER CURRENT AND LONG-TERM LIABILITIES

Other current and long-term liabilities consist of amounts due under the license and assignment agreement for the purchase of the Company’s intangible assets and a liability for deferred rent. Amounts due at December 31, 2011 are as follows:

Other current liabilities
Due for license and assignment of trademark and non-trademark assets	$750,000
Other long-term liabilities
Due for license and assignment of trademark and non-trademark assets	2,100,000
Deferred rent	6,554
Total other long-term liabilities	$2,106,554

7.	LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2011:

Senior notes
Deerfield Private Design Fund II, LP	$2,886,000
PDI Investors Master Trust II	3,114,000
$6,000,000

The senior notes bear interest at a rate of 8.5% and mature on November 1, 2015. Interest expense on the senior notes for the year ended December 31, 2011 was $348,264.

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8.	CONTINGENCIES AND COMMITMENTS

The Company rents its office space under an operating lease expiring in 2013. The lease includes a rent escalation clause, and expense is recognized on a straight-line basis over the life of the lease. Rent expense was $71,892 and $83,874 for the year ended December 31, 2011 and the period from November 1, 2010 (inception) to December 31, 2011, respectively. Future minimum lease commitments at December 31, 2011 are $73,926 for 2012 and $64,430 for 2013.

Through its subsidiary, the Company is obligated to order and purchase a minimum number of batches of product from Mikart, Inc., the manufacturer of the Company’s branded and generic products, within a contract year. The initial term of this agreement expires in June 2016.

9.	INCOME TAXES

The Company has not recorded a provision for income taxes based on management’s determination of the likelihood of realizing tax benefits associated with an estimated deferred tax asset of $1,350,000 resulting primarily from net operating loss carryforwards and differences between the basis of inventories, intangible assets and property for financial statement and income tax reporting. The Company had aggregate net operating loss carryforwards available of approximately $3,570,000 expiring in various amounts in 2030 and 2031. Realization of the deferred tax asset resulting primarily from the net operating loss carryforwards is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Due to uncertainties related to the Company’s ability to generate sufficient taxable income in future periods and to subsequent events described in Note 13 which may limit the Company’s ability to realize net operating loss carryforwards under U.S. income tax law, management elected not to record a deferred tax asset at December 31, 2011 or 2010.

10.	CONCENTRATIONS

On June 23, 2011, Éclat acquired the rights to license its first product - Hycet ® Oral Solution (“Hycet ®”) from FSC Laboratories, Inc. (“FSC”). Éclat utilizes the services of third parties to market, manufacture and distribute the Hycet ® product. In July 2011, shortly after the purchase of the product, Boca Pharmacal (“Boca”) received an approval for generic hydrocodone/acetaminophen at the 7.5mg/325mg strength. As a result, Éclat launched its generic form of Hycet ® under the Talec label. During 2011, all of the Company’s sales are represented by these two products.

11.	RELATED PARTY TRANSACTIONS

Through its subsidiary, the Company engaged in a note purchase agreement with its primary member (Deerfield) and affiliates of such member. Amounts due to affiliates at December 31, 2011 were $6,000,000 of senior notes.

Through its subsidiary, the Company purchased Hycet ® from FSC, an affiliate of Deerfield’s major shareholder.

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12.	GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States which contemplate continuation of the Company as a going concern. The Company has sustained substantial operating losses and has used substantial amounts of working capital in its operations during the development stage.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to continue development of several product opportunities and transactions described in Note 13 provide the opportunity for the Company to continue as a going concern.

13.	SUBSEQUENT EVENTS

Effective March 13, 2012, Éclat Holdings, LLC sold its membership interest in its Subsidiary to Flamel US Holdings, Inc. (a newly-formed, Delaware corporation and a US subsidiary of Flamel Technologies SA (a societe anonyme organized under the laws of the Republic of France, “Flamel”)). Under the terms of the acquisition agreement, Holdings received a $12,000,000 note guaranteed by Flamel and its subsidiaries and secured by equity interests and assets of Éclat Pharmaceuticals, LLC. The note is payable over six years upon satisfaction of contingencies related to approval and net sales of certain Éclat products under development, as defined by the agreement. If contingencies are not met within the six years under the terms of the agreement, the unpaid principal and accrued interest will be forgiven and the note deemed to be paid in full. The note accrues interest at an annual rate of 7.5% payable quarterly in arrears commencing on July 2, 2012 subject to contingencies defined by the note agreement. In addition to the note, Flamel issued two warrants, subject to shareholder approval, exercisable for a six year term. If shareholder approval is not obtained, the warrants will be settled in cash and the term extended to seven years.

Upon the acquisition, Éclat’s CEO accepted the position of CEO of Flamel. Deerfield, an affiliate of Éclat, is also Flamel’s largest shareholder.

As a result of the acquisition, Éclat and FSC entered into an Amendment and Waiver Agreement to amend the license and assignment agreement and waive certain provisions related to a change in control transaction. Under the Amendment and Waiver agreement, the parties agreed that a payment in the amount of $2,700,000, paid on acquisition effective date, would satisfy Éclat’s full obligation to FSC under the license and assignment agreement. This settlement of the FSC liability will result in a gain of $150,000 to Éclat.

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